United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

TECK RESOURCES LIMITED

___________________________________________________________________

 (Name of Issuer)

Class B Subordinate Voting Shares

__________________________________________________________________

 (Title of Class of Securities)

878742204

__________________________________________________________________

 (CUSIP Number)

September 30, 2024

_____________________________________________________________________________

 (Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 878742204

1.	NAME OF REPORTING PERSONS China Investment Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,276,174
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,276,174
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,276,174
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (See Item 4 below)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 878742204

1.	NAME OF REPORTING PERSONS Fullbloom Investment Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 32,276,174
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 32,276,174
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,276,174
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (See Item 4 below)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of Issuer

Teck Resources Limited (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices

Suite 3300 – 550 Burrard Street

Vancouver, British Columbia, V6C 0B3

Canada

Item 2(a) Name of Persons Filing

China Investment Corporation (“CIC”)

Fullbloom Investment Corporation (“Fullbloom”)

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of CIC is as follows:

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

The address of Fullbloom is as follows:

Room 1710-B, New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng

Beijing 100010

People’s Republic of China

Item 2(c) Citizenship

CIC is established under the Company Law of the People’s Republic of China.

Fullbloom is established under the Company Law of the People’s Republic of China.

Item 2(d) Title of Class of Securities

Class B Subordinate Voting Shares (“Class B Shares”)

Item 2(e) CUSIP Number

878742204

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

The securities being reported are held by Fullbloom, which is controlled by CIC. CIC is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China.

Reporting Person	Amount Beneficially Owned	Percent of Class (1)
CIC	32,276,174	6.4%
Fullbloom	32,276,174	6.4%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
CIC	0	32,276,174	0	32,276,174
Fullbloom	0	32,276,174	0	32,276,174

(1)	Calculations are based on 504.7 million Class B Shares issued and outstanding as of October 23, 2024, as reported in Exhibit 99.2 to the Form 6-K furnished by the Issuer to the U.S. Securities and Exchange Commission on October 25, 2024.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission by the reporting persons on July 24, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 8, 2024.

CHINA INVESTMENT CORPORATION

By:	/s/ PENG, Chun
	Name:	PENG, Chun
	Title:	Chairman & Chief Executive Officer

FULLBLOOM INVESTMENT CORPORATION

By:	/s/ WEI, Shiping
	Name:	WEI, Shiping
	Title:	Director & Manager